EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Net income (loss) attributable to the Company	386,063	269,865	208,050	164,384	153,902
Provision for income taxes	97,588	92,092	69,244	56,387	49,038
Equity (earnings) losses from real estate ventures	(41,142)	(26,212)	(21,885)	(6,385)	11,379
Operating distributions from real estate ventures	19,521	13,672	10,641	593	188
Fixed charges	77,955	80,608	81,569	75,237	78,549
Total Earnings	539,985	430,025	347,619	290,216	293,056

Fixed Charges:
Interest expense	27,338	32,441	33,349	33,756	41,723
Amortization of debt issuance costs	3,626	4,437	4,375	—	—
Applicable portion of rent expense (1)	46,991	43,730	43,845	41,481	36,826
Total Fixed Charges	77,955	80,608	81,569	75,237	78,549
Ratio of Earnings to Fixed Charges	6.93	5.33	4.26	3.86	3.73

(1) Represents one-third of rent expense, which we believe approximates the portion of rent expense that relates to interest.